File No. 70-9097

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                ------------------------------------------

                          AMENDMENT NO. 1 TO THE

                                 FORM U-1

                                APPLICATION

                                 UNDER THE

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------

                          WESTERN RESOURCES, INC.
                             818 Kansas Avenue
                           Topeka, Kansas 66612
                ------------------------------------------
               (Name of companies filing this statement and
                  address of principal executive offices)

                                   None
                ------------------------------------------
                  (Name of top registered holding company
                  parent of each applicant or declarant)

                          John K. Rosenberg, Esq.
                          Western Resources, Inc.
                             818 Kansas Avenue
                           Topeka, Kansas 66612
                ------------------------------------------
                 (Name and address of agents for service)

               The Commission is requested to mail copies of
                all orders, notices and communications to:

                           William S. Lamb, Esq.
                  LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           125 West 55th Street
                       New York, New York 10019-4513



     The Form U-1 Application in this proceeding, originally filed with the Commission on August 28, 1997, is hereby amended to the extent indicated below.

1. Item 1.A.1. is amended by adding the following sentence at the end of the first paragraph:

     Additionally, WRI is subject to the jurisdiction of the Federal Energy Regulatory Commission, including jurisdiction as to rates with respect to sales of electricity for resale.

2. Item 1.A.1. is amended also by replacing the first sentence in the third from the last paragaph with the following sentence:

     For the year ended December 31, 1996, the Company's operating revenues on a consolidated basis were approximately $2.05 billion, of which approximately $549 million was derived from the Company's jurisdictional natural gas operations, approximately $1.197 billion was derived from the Company's jurisdictional electric operations and approximately $301 million was derived from non- jurisdictional operations.

3. Item 3.C. is amended by replacing the final sentence of the final paragraph with the following:

     If the KCPL transaction is consummated, the Company will claim an exemption, or seek an order from the Commission declaring an exemption, from all provisions of the Act except Section 9(a)(2).



                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                    WESTERN RESOURCES, INC.


                                    By: /s/ John K. Rosenberg
                                        Name: John K. Rosenberg
                                        Title: Executive Vice President
                                               and General Counsel


Date:  October 10, 1997